As filed with the Securities and Exchange Commission on January 14, 2003


                                    FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                          For the month of January 2003



                                    TELE2 AB
                 (Translation of registrant's name into English)

                                  Skeppsbron 18
                                    Box 2094
                                S103 13 Stockholm
                                     Sweden
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                        Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

           Yes......                                No..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

.......................................N/A.......................................

                                  [TELE2 LOGO]


                                                           FOR IMMEDIATE RELEASE
                                                        Monday, January 13, 2003


                               FINANCIAL CALENDAR


New York and Stockholm- January 13, 2003 - Tele2 AB ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsborsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announces the following dates for the release of its preliminary quarterly results statements and the AGM for 2003:


         Year End Report 2002                         February 11, 2003
         Financial Report January - March                April 23, 2003
         Annual General Meeting:                           May 15, 2003
         Financial Report January - June                 August 5, 2003
         Financial Report January - September          October 21, 2003


Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 16.5 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing service; C(3), offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.



CONTACTS

Lars-Johan Jarnheimer               Telephone:       + 46 8 562 640 00
President and CEO, Tele2 AB


Andrew Best                         Telephone:       + 44 20 7321 5022
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



TELE2 AB



                                By:      /s/ Hakan Zadler
                                         ------------------------------
                                         Name: Hakan Zadler
                                         Title:  CFO


Date:  January 14, 2003